UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SINOHUB, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

82935L101
(CUSIP Number)

Thomas S. Brennan
Posternak Blankstein & Lund LLP
Prudential Tower, 33rd Floor
800 Boylston Street
Boston, MA 02199
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935L101
(1) Names of reporting persons	Jan CG Rejbo
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Sweden
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	3,488,505
(8) Shared voting power
(9) Sole dispositive power	3,488,505
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person	3,488,505
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	☒ (See Item 4 below)
(13) Percent of class represented by amount in Row (11)	10.4%
(14) Type of reporting person (see instructions)	IN

This Amendment No. 4 to Schedule 13D  amends and supplements the Schedule 13D originally filed on December 8, 2009, as amended by Amendment No. 1 to Schedule 13D as filed on April 21, 2010, by Amendment No. 2 to Schedule 13D as filed on December 10, 2010 and by Amendment No. 3 to Schedule 13D as filed on June 2, 2011 by the Reporting Person (as defined below), related to the common stock, $0.001 par value per share (the “Common Stock”), of SinoHub, Inc., a Delaware corporation (the “Issuer”).  The purpose of this Amendment is to supplement and amend certain information in this Schedule 13D with respect to the Reporting Person.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Issuer, the principal executive offices of which are located at 6/F, Bldg 51, Rd 5, Qiongyu Blvd., Technology Park, Nanshan District Shenzhen, People’s Republic of China.

Item 2. Identity and Background.

This statement is being filed by Jan Rejbo (the “Reporting Person”).  The Reporting Person is a citizen of Sweden.  His principal occupation is private investor.  The Reporting Person’s residence is 75/12 M.12 Grand Crystal Praditmanutham Road, Klong Kum, Beung Kum, Bangkok W1 Thailand 10240.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The Reporting Person considers the shares of Common Stock of the Issuer that he beneficially owns as an investment made in the ordinary course of his business. The Reporting Person intends to review on a continuing basis his investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner. The Reporting Person is listed as a selling stockholder in a resale registration statement on Form S-3 (Reg. No. 333-162767) (the “Registration Statement”), filed on October 30, 2009,  for 3,435,117 shares of the Issuer’s Common Stock, of which he has sold 737,460 shares pursuant to the Registration Statement.  Except as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5. Interest in Securities of the Issuer.

  (a) and (b)           The Reporting Person is the direct beneficial owner of an aggregate of 3,488,505 shares of Common Stock of the Issuer, representing approximately 10.4% of the 33,454,903 shares of Common Stock stated to be outstanding by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011. The Reporting Person has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock of the Issuer.  The Reporting Person disclaims beneficial ownership of the 20,000 shares of Common Stock of the Issuer held by his daughter.

(c)	On November 29, 2011, the Reporting Person transferred 355,000 shares of Common Stock of the Issuer to his former spouse pursuant to a divorce settlement.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December  20, 2011

JAN CG REJBO

Signature:        /s/ Jan CG Rejbo